September 19, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:

PREDEX

Ladies and Gentlemen:

On behalf of PREDEX (the "Fund"), we hereby electronically file, Pre-Effective Amendment Number 3 to the Registration Statement on Form N-2.  PREDEX and its principal underwriter (distributor) will request effectiveness of the Registration Statement by separate letter.

The Fund has authorized Thompson Hine LLP to make the following representations on its behalf.  The revisions to the Prospectus and Statement of Additional Information included in Pre-Effective Amendment Number 3, differ from those transmitted as a supplement related to response letter number 7 only with respect to the addition of updated unaudited financial statements and related references to certain numbers derived from those updated unaudited financial statements.  The Fund will not invest in funds excluded from the definition of "investment company" under Sections or 3(c)(1) or 3(c)(7).  The institutional private funds in which the Fund will invest qualify as excluded from the definition of "investment company" under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended.

The Fund has authorized Thompson Hine LLP to acknowledge on its behalf that:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Fund may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at 614-469-3265 or Parker D. Bridgeport at 614-469-3238.

Very truly yours,

/s/Thompson Hine LLP

745513.1